Exhibit 99.1

Press Release

Unbundling the last mile impedes investment

The Federal Council today confirmed its intention to oblige Swisscom to unbundle the local loop (ULL). Swisscom regrets this and continues to oppose any additional regulatory intervention which impedes investment in the telecommunications infrastructure. Swisscom will exploit the legal options to protect the interests of all its shareholders.

According to a study conducted in April 2002 by a German institute on behalf of OFCOM, Switzerland's telecommunications market is already among the most competitive in Europe alongside Denmark and Sweden, and ranks second in terms of the proportion of the population using alternative service providers.

Moreover, other studies have demonstrated that unbundling the local loop produces no positive results. Experience in other countries has shown that unbundling is not a viable means of ensuring a better and more economical provision of service. In the USA, for example, where unbundling was introduced back in 1996, the effect on infrastructure investment has been clearly negative. ULL regulation is currently under critical scrutiny in the USA.

Switzerland now a leader in broadband market penetration

On the “last mile” Swisscom’s network has been competing intensively with other infrastructures such as cable networks for a number of years. In contrast to the situation in many other European countries, Swisscom has no stake in cable network operations. As a result of this competitive situation, customers are benefiting from falling prices which are currently below the European average. This is particularly true of broadband services (e.g. fast Internet access), which are essential to the development of the information society. In this area, Swisscom’s ADSL offerings are in intensive competition with those of cable network operators which will in future also compete against Swisscom with telephony offerings on the last mile.

An effective level of competition has evolved without the need to resort to unbundling. The result is tough competition on prices and a level of market penetration for broadband services that is unmatched by many other countries. Current studies show that with a market penetration of 11% for broadband accesses, Switzerland is among the leaders in Europe alongside Belgium, Denmark and Austria. The unabated rapid growth in demand for broadband is indicative of an efficiently functioning competitive market.

An obligation to unbundle the local loop would reduce the incentive for Swisscom and alternative providers to invest in infrastructures, particularly if the regulated prices were barely or wholly unable to cover the costs. Alternative providers would be able to "cherry-pick" and concentrate their offerings (based on the Swisscom infrastructure) on large urban areas and lucrative business customers.

Berne, 19 February 2003

Swisscom Ltd
Group Media Relations	Phone	+44 31 342 91 93	www.swisscom.com
3050 Bern	Fax	+41 31 342 06 70	media@swisscom.com